UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Cameco Corporation

(Exact name of registrant as specified in its charter)

Canada	1-14228	98-0113090
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

2121-11th Street West Saskatoon, Saskatchewan, Canada	S7M 1J3
(Address of principal executive offices)	(Zip code)

Heidi Shockey 306-956-6200

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed.

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2025.

SECTION 1 - CONFLICT MINERALS DISCLOSURE

Item 1.01 - Conflict Minerals Disclosure and Report

This Conflict Minerals Report of Cameco Corporation (“Cameco,” “the Company,” “we,” or “our”) has been prepared by the Company on a consolidated basis for the reporting period from January 1, 2025 to December 31, 2025 (the “Reporting Period”) pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended.

Conflict minerals are defined as columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted), cassiterite (the metal ore from which tin is extracted), gold, and wolframite (the metal ore from which tungsten is extracted), or their derivatives, which are limited to tantalum, tin and tungsten and gold for the purposes of this assessment. The “Covered Countries” for the purposes of the Rule are the Democratic Republic of the Congo and a country that shares an internationally recognized border with the Democratic Republic of Congo.

Company and Product Overview

Cameco is one of the largest global providers of the uranium fuel needed to power a secure energy future.

Cameco conducted a review of its products and product components to determine which, if any, may be subject to the disclosure requirements of Rule 13p-1. The review was conducted by an internal, multi-disciplinary working group. Following this review, the working group determined that during the Reporting Period Cameco had contracted to manufacture certain radiation detection and safety equipment that may contain conflict minerals and that the use of these minerals is necessary to the functionality of these products (the “Covered Products”). The working group also determined that the use of conflict minerals is not necessary for the production of any Covered Products. Sales of the Covered Products represented less than 0.04% of Cameco’s revenues in 2025. Other than the Covered Products, the working group determined that the Company’s products do not otherwise contain conflict minerals.

Cameco does not directly source conflict minerals from smelters, refiners or mines, nor does it have direct knowledge of the country of origin and chain of custody of the conflict minerals due to the complexity of its supply chain and the number of intermediaries between Cameco and the mine(s) where the conflict minerals were sourced. As a result, Cameco’s ability to identify the origin and chain of custody of its conflict minerals and determine whether they directly or indirectly financed or benefited armed groups or conflicts in any Covered Country is limited. Distributors supply all of the Covered Products to Cameco and therefore, Cameco relies on these distributors for information relating to the conflict minerals in the Covered Products, which in turn similarly rely on their manufacturers and suppliers as each distributor is too far removed from the actual source of any conflict minerals to ascertain whether such conflict minerals originated in a Covered Country.

Summary of Findings

In accordance with Rule 13p-1, the Company conducted a reasonable country of origin inquiry (“RCOI”) to determine whether the Company had reason to believe that any of the conflict minerals necessary to the functionality of the Covered Products may have originated in the Covered Countries.

Based on the responses received to date, the Company is unable to determine the origin of the conflict minerals contained in its Covered Products and unable to determine whether its Covered Products are DRC conflict free.

Due Diligence Process

The Company has, in good faith, conducted a RCOI as well as further due diligence on the source of the necessary conflict minerals in its Covered Products during the Reporting Period. A summary of the Company’s RCOI and further due diligence process follows.

The Company requested that each of its primary distributors provide information regarding the source and chain of custody of conflict minerals contained in Covered Products, including smelters or refiners (collectively, “SORs”) and country of origin information. To obtain this information, distributors inquired of their suppliers regarding the source and chain of custody of conflict minerals. The primary distributors collected responses from their respective suppliers that provided information on their products, production process and their SORs. Distributors gathered supplier responses using the Conflict Minerals Reporting Template developed by the

Responsible Minerals Initiative or, in certain cases, through supplier-provided policy statements addressing conflict minerals sourcing.

Upon receipt of the supplier responses from distributors, the Company reviewed the responses for completeness, consistency, and potential indicators of conflict mineral sourcing risk. Where responses raised questions or lacked sufficient detail, the Company assessed whether follow-up with the distributor or supplier was warranted before proceeding with its analysis. Based on the information provided by suppliers through distributors, a consolidated list was created of (i) suppliers that include conflict minerals in their products or in the production process and (ii) SORs that may source conflict minerals from the Covered Countries or conflict-affected and high-risk areas. The identified SORs were compared against publicly available information from industry-recognized assurance programs, including the RMI’s Responsible Minerals Assurance Process, to assess whether reported smelters were identified as conformant with, or participating in, such programs. The Company does not independently audit SORs and relies on information provided by suppliers and third-party industry initiatives.

The Company received responses from all of its primary distributors of Covered Products. The primary distributors collected responses from their respective suppliers that provided information on their products, production process and their SORs. In the majority of cases, survey responses did not specify whether responses were provided on a company-wide basis, and only 36% of the survey responses differentiated as to the scope of which products the survey was conducted on. The Company does not believe that all of the SOR facilities included in suppliers’ responses contributed to the manufacture of its products during the Reporting Period or processed the conflict minerals contained in Covered Products. Suppliers may have reported the Company SORs that were not in the Company’s supply chain due to over-inclusiveness in the information received from their respective suppliers, as many provided information on a company-wide level rather than on a product-by-product basis.

Based on these results, the Company determined that continued engagement with its primary distributors remains the most appropriate means of encouraging its supply chain participants to support responsible sourcing practices. The Company also has established and maintains policies, governance structures, and management systems to support responsible sourcing practices and ethical conduct across its operations and supply chain, including with respect to conflict minerals:

•

The Company maintains a Supplier Code of Conduct and Ethics that establishes expectations for suppliers providing goods and services to the Company. The Supplier Code sets standards relating to ethical conduct, human rights, labor and employment practices, and legal compliance, and communicates the Company’s expectation that suppliers operate responsibly and ethically within their own supply chains.

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The Company’s board of directors is responsible for overseeing the integration of sustainability principles and ethical conduct across the Company’s business, including oversight of significant operational and reputational risks. Management works across business functions to identify, assess, and manage risks, including those related to supply chain integrity and responsible sourcing.

•

Cameco’s policy framework is underpinned by its core values of safety and environment, people, integrity, and excellence, which guide the Company’s approach to risk management and responsible business conduct. These commitments extend to Cameco’s expectations regarding ethical sourcing and supply chain integrity.

•

Cameco maintains an anonymous ethics hotline, operated by a third-party service provider, which is available to employees, contractors, and suppliers to report concerns or potential misconduct. Information about the hotline is broadly communicated, and reports are reviewed through established internal processes.

A copy of this report is publicly available on the Company’s website at www.cameco.com.

SECTION 2 - Resource Extraction Issuer Disclosure

Item 2.01 - Resource Extraction Issuer Disclosure and Report.

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned.

CAMECO CORPORATION	May 19, 2026

(Registrant)	(Date)

By:	/s/ Heidi Shockey
Name:	Heidi Shockey
Title:	Senior Vice-President and Chief Financial Officer